Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986 and 333-201677

Free Writing Prospectus dated March 19, 2015

3/17/2015 Fantex Alshon Jeffery Begins Trading http://app.fbs.fantex.com/e/es?s=181344204&e=1325&elq=19e5374f00cb4e869256021f8d9e91c5 1/3 To view this email as a web page, click here. Fantex Alshon Jeffery Tracking Stock Fantex Series Alshon Jeffery Begins Trading at Fantex.com Fantex Brokerage Services (FBS) announced shares of the Fantex Series Alshon Jeffery Convertible Tracking Stock1 (OTC: JEFFL) began trading at approximately 12:00 pm ET at Fantex.com. Through an Initial Public Offering, Fantex, Inc. offered 835,800 shares of JEFFL at a price of $10 per share. “The Fantex Alshon Jeffery stock offering is the company’s largest to date, and we couldn’t be happier to open it for trading on our platform,” said John Rodin, President of Fantex Brokerage Services. Those looking for more information on JEFFL or to open a qualified trading account can learn more at Fantex.com.

3/17/2015 Fantex Alshon Jeffery Begins Trading http://app.fbs.fantex.com/e/es?s=181344204&e=1325&elq=19e5374f00cb4e869256021f8d9e91c5 2/3 This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole. 1Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking stock that currently exists or that Fantex, Inc. will establish and issue in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services, LLC, an affiliated brokerdealer of Fantex, Inc. and a registered alternative trading system, or a member of the FBS selling group. Fantex Brokerage Services, LLC cannot assure you as to the development or liquidity of any trading market for these tracking stocks. Fantex Holdings, Inc., the parent company of Fantex Brokerage Services, LLC, owns shares of every Fantex tracking stock. Fantex Brokerage Services was the managing underwriter for all Fantex tracking stock offerings. Fantex, Inc. has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. Before you invest, you should read the prospectuses in the respective registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling tollfree 855-905-

3/17/2015 Fantex Alshon Jeffery Begins Trading http://app.fbs.fantex.com/e/es?s=181344204&e=1325&elq=19e5374f00cb4e869256021f8d9e91c5 3/3 5050. View the Fantex Alshon Jeffery prospectus. View the Fantex Michael Brockers prospectus. Participants in the initial public offering of Fantex Series Alshon Jeffery may not sell shares of Fantex Series Alshon Jeffery (a secondary sale) to any person in any jurisdiction in which registration was not complete for that particular jurisdiction or there was not a valid exemption from such registration. Fantex Brokerage Services, LLC, 330 Townsend St., Suite 234 San Francisco, CA 94107 © 2015 Fantex Brokerage Services, LLC Member of SIPC. For details, please see www.sipc.org. This message is not an offer to sell or a solicitation of any investment products or other financial product or service, an official confirmation of any transaction, or an official statement of Fantex Brokerage Services, LLC. Privacy Statement | Manage Subscriptions | Contact Us FINRA SUBMISSION NUMBER